Filed pursuant to 424(b)(3)
Registration No. 333-119945

SUPPLEMENT NO. 6
DATED OCTOBER 23, 2006
TO THE PROSPECTUS DATED MARCH 31, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated March 31, 2006, as previously supplemented by Supplement No. 1 dated June 15, 2006, Supplement No. 2 dated June 30, 2006, Supplement No. 3 dated August 15, 2006, Supplement No. 4 dated September 20, 2006 and Supplement No. 5 dated September 22, 2006.  Unless otherwise defined in this Supplement No. 6, capitalized terms used in this Supplement No. 6 have the same meanings as set forth in the prospectus.

Status of the Offering

Through October 6, 2006 we have accepted subscriptions for, and issued approximately, 85 million shares of our common stock generating aggregate gross proceeds of approximately $796 million.  As of 5:30 p.m. CDT on October 20, 2006, we stopped offering and selling shares of our common stock under this offering, referred to herein as the “existing offering,” in all jurisdictions, except the Commonwealth of Pennsylvania.  We intend to continue offering and selling shares in the existing offering to residents of Pennsylvania until no later than February 11, 2007.

On October 20, 2006, we commenced a third “best efforts” public offering of up to $2,475,000,000 in shares of our common stock, referred to herein as the “new offering,” in all jurisdictions except Pennsylvania.  We will not offer and sell shares of our common stock to Pennsylvania residents under the new offering until the Pennsylvania Securities Division has declared the new offering effective.

Increase in Aggregate Offering Amount

On September 21, 2006, we filed a related registration statement to increase the aggregate amount of the existing offering by $29,450,170, or 2,945,017 shares.  We do not, however, expect to sell the entire amount because the existing offering is now, as noted above, being made solely to residents of Pennsylvania.  As of October 6, 2006, we have raised approximately $765 million in the primary offering of shares in the existing offering and approximately $31 million through our distribution reinvestment plan, generating gross offering proceeds of approximately $796 million.

The disclosure in the prospectus regarding the existing offering, including the disclosure on the outside cover pages of the prospectus and in “Prospectus Summary,” “Questions and Answers About This Offering,” “Risk Factors,” “Estimated Use of Proceeds,” “Management — Management Compensation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary of Distribution Reinvestment and Automatic Purchase Plans” and “Plan of Distribution,” should be read in light of the fact that we have increased the aggregate offering amount, as described above.

Advisory Agreement

On October 20, 2006, we entered into an amended and restated advisory agreement with Behringer Advisors.  The amendment was entered into to reflect a change in the amount of organization and offering expenses reimbursed under the agreement.  Under the agreement, we are required to pay directly, or reimburse Behringer Advisors, all expenses paid or incurred by Behringer Advisors for, including, among other things, organization and offering expenses, subject to certain limits.  Specifically, for organization and offering expenses paid or incurred by Behringer Advisors in the existing offering, we may only pay or reimburse these expenses up to 2% of the gross proceeds generated in the offering.  In the new offering, this limit has been reduced to 1.5% of the gross proceeds generated.  However, no organization and offering expenses are paid or reimbursed out of the proceeds from sales of shares under the distribution reinvestment plan under either the existing offering or the new offering.

The disclosure in the prospectus regarding the advisory agreement, including the disclosure on the outside cover pages of the prospectus and in “Questions and Answers About This Offering,” “Risk Factors,” “Estimated Use of

Proceeds,” “Management — The Advisory Agreement,” “Management — Management Compensation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Plan of Distribution,” should be read in light of the fact that we have changed the amount of organization and offering expenses that we will reimburse Behringer Advisors in the new offering, as described above.

Investment Objectives and Criteria

The third paragraph appearing in the prospectus under the heading “Investment Objectives and Criteria — Borrowing Policies,” which begins on page 104 of the prospectus, and all similar discussions appearing throughout the prospectus, are superceded by the following:

Our board of directors has adopted a policy to generally limit our aggregate borrowings to approximately 55% of the aggregate value of our assets unless substantial justification exists that borrowing a greater amount is in our best interests.  For these purposes the aggregate value of our assets is equal to our total assets plus acquired below market lease intangibles, each as reflected on our balance sheet at the time of the calculation without giving effect to any accumulated depreciation or amortization attributable to our real estate assets.  Our policy limitation, however, does not apply to individual real estate assets and only will apply once we have invested substantially all of the capital raised in the new offering, described above, at which point our board of directors also may consider the unrealized appreciation of our real estate assets, as determined by Behringer Advisors in its sole discretion, when evaluating compliance with our policy limitation.  We typically borrow, and expect to continue borrowing, more than 55% of the contract purchase price of each real estate asset we acquire to the extent our board of directors determines that borrowing these amounts is reasonable.  In making this determination, our board of directors considers relevant financial factors, particularly whether borrowing additional amounts is expected to be accretive to returns related to the particular portfolio investment.  As of June 30, 2006, we have borrowed approximately 57.3% of the aggregate value of our assets and, on average, approximately 60% of the contract purchase price of each acquired real estate asset.  We expect these percentage amounts to increase if we use any of our unencumbered real estate assets to secure additional borrowings or borrow additional amounts on currently encumbered assets.  Our board of directors must review our aggregate borrowings at least quarterly.

The disclosure appearing in the prospectus under the heading “Investment Objectives and Criteria — Investment Limitations,” which begins on page 106  of the prospectus, is supplemented to include the following:

With respect to the last bulleted item, we are not registered as an investment company under the Investment Company Act based on exclusions that we believe are available to us.  In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of buying real estate assets or real estate related assets.  Behringer Advisors continually reviews our investment activity to attempt to ensure that we will not be regulated as an investment company.  Among other things, Behringer Advisors will attempt to monitor the proportion of our portfolio that is placed in qualifying real estate assets.  Further, to maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain.  In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.  See “Risk Factors — Risks Related To Our Business In General.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The second paragraph appearing in the prospectus under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations,” which begins on page 117 of the prospectus, is superceded in its entirety by the following:

FFO should not be considered as an alternative to net income (loss) in evaluating our liquidity or the funds available to fund our cash needs, including those needed to pay distributions.  We may use a portion of our FFO to fund capital expenditures and to pay principal, when due, on our outstanding debt, all of which may impact the amount of cash available for distribution to our stockholders.  We also consider bad debt expense and the impact straight-line rental revenues have when evaluating cash available for distribution to our stockholders.  Please see our consolidated statements of cash flows for detail of our operating, investing, and financing cash activities.

Description of Real Estate Investments

The discussion appearing in the prospectus under the heading “Description of Real Estate Investments,” which appears on page 122 of the prospectus, is supplemented to include the following:

Minnesota Center

In July 2006, our operating partnership, Behringer Harvard Operating Partnership I LP (referred to herein as “Behringer Harvard OP”), began a tender offer for the tenant-in-common interests of Minnesota Center held by non-Behringer Harvard affiliates.  As of September 19, 2006, Behringer Harvard OP had purchased the interests of 14 of the 21 holders of these tenant-in-common interests in Minnesota Center for a total purchase price of approximately $31.2 million.  In addition, five other holders of tenant-in-common interests have tendered their interests in Minnesota Center to Behringer Harvard OP but have requested delayed closings.  As a result of the tender offer, we expect that Behringer Harvard OP will own an undivided approximately 93.1% tenant-in-common interest in Minnesota Center by the end of 2006.

Colorado Building

On August 10, 2004, we acquired an undivided 79.4752% tenant-in-common interest in Colorado Building, an 11-story office building containing approximately 121,701 rentable square feet, located on approximately 0.31 acres of land in Washington, D.C.  The total purchase price of Colorado Building was approximately $44 million, exclusive of closing costs.  The purchase price for the transaction was determined through negotiations between the Colorado Building seller, Hippo Properties LLC, an unrelated third-party, and our advisor.  The purchase price for our 79.4752% interest in the property was approximately $35 million, excluding closing costs.  We used borrowings of approximately $22.5 million under a loan agreement with Greenwich Capital Financial Products, Inc. to pay a portion of such purchase price and paid the remaining purchase price from cash.  Our tenant-in-common interest is held by Behringer Harvard Colorado H, LLC, which is wholly-owned by our operating partnership.  In May 2006, we purchased an additional 2.016129% tenant-in-common interest held by one of the other tenant-in-common investors for approximately $.5 million.  As a result, we currently own an undivided 81.491329% tenant-in-common interest in the Colorado Building.

Travis Tower

On October 1, 2004, we acquired an undivided 60.430229% tenant-in-common interest in Travis Tower, a 21-story office building containing approximately 507,470 rentable square feet and a 10-story parking garage located on approximately 1.1079 acres of land in Houston, Texas.  The contract purchase price of Travis Tower exclusive of closing costs and initial escrows was $52 million.  The purchase price for the transaction was determined through negotiations between the Travis Tower seller, AEW/McCord, L.P., an unrelated third-party, and our advisor.  We used borrowings of approximately $22.6 million under a loan agreement with Bear Stearns Commercial Mortgage, Inc. to pay a portion of our share of such contract purchase price and paid the remaining amount from proceeds of the offering of our common stock to the public.  Our tenant-in-common interest is held by Behringer Harvard Travis Tower H LP, an entity that is wholly-owned by Behringer Harvard OP.

On January 1, 2006, Behringer Harvard Exchange Concepts LP, an affiliate of Behringer Advisors, entered into a three-year lease for approximately 30,558 square feet of Travis Tower for a monthly base rent of $41,668.  Behringer Harvard Exchange Concepts LP entered into this lease in order to reduce leasing risk and supplement returns associated with Travis Tower.

250 West Pratt Street Property

Behringer Harvard OP expects to begin a tender offer on or about October 4, 2006 for the tenant-in-common interests of the 250 West Pratt Street Property held by non-Behringer Harvard affiliates.

Alamo Plaza

On February 24, 2005, we acquired an undivided 30.583629% tenant-in-common interest in the Alamo Plaza, a 16-story office building containing approximately 191,154 rentable square feet and a 4-story parking garage located on approximately 1.15 acres of land in Denver, Colorado.  The contract purchase price of the Alamo Plaza, exclusive of closing costs and initial escrows, was approximately $41.8 million.  The purchase price for the transaction was determined through negotiations between the Alamo Plaza seller, MG-Alamo, LLC, an unrelated third-party, and our advisor.  We used borrowings of approximately $9.6 million under a loan agreement with Citigroup Global Markets Realty Corp. to pay a portion of our share of the contract purchase price and paid the remaining amount from proceeds of the existing offering.  Our tenant-in-common interest is held by Behringer Harvard Alamo Plaza H, LLC, an entity that is wholly-owned by Behringer Harvard OP.

On January 1, 2006, Behringer Harvard Exchange Concepts LP, an affiliate of Behringer Advisors, entered into a three-year lease for approximately 41,168 square feet of Alamo Plaza for a monthly base rent of $62,500.  Behringer Harvard Exchange Concepts LP entered into this lease in order to reduce leasing risk and supplement returns associated with Alamo Plaza.

Potential Acquisitions

Bank of America Plaza

On September 20, 2006, Behringer Harvard OP entered into an assignment from BRE/TZ Properties L.L.C., an unaffiliated entity, of a contract to acquire an office building located in Charlotte, North Carolina (“Bank of America Plaza”) from an unaffiliated seller, Trizec Holdings, LLC.  Bank of America Plaza is a 40-story office building containing approximately 887,080 rentable square feet, with a three-level underground parking garage, located on approximately 2.8 acres of land.  The contract purchase price for Bank of America Plaza is $194.1 million, excluding closing costs.  As of September 22, 2006, we have made earnest money deposits totaling $9 million.

Three Parkway

On September 22, 2006, Behringer Harvard OP entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our advisor, of a contract to acquire an office building located in Philadelphia, Pennsylvania (“Three Parkway”) from an unaffiliated seller, AGL Investments No. 2 Limited Partnership L.L.L.P.  Three Parkway is a 20-story office building containing approximately 561,351 rentable square feet, located on approximately one acre of land.  The contract purchase price for Three Parkway is $90 million, excluding closing costs.  We made an earnest money deposit of $2 million on September 22, 2006.

Resurgens Plaza

On October 2, 2006, Behringer Harvard OP entered into an assignment from Harvard Property Trust, LLC of a contract to purchase an office building located in Atlanta, Georgia (“Resurgens Plaza”) from an unaffiliated seller, North Atlanta Realty Acquisitions Company, Inc.  Resurgens Plaza is a 27-story office building containing approximately 400,000 combined rentable square feet located on approximately 0.82 acres of land.  The property consists of 17 stories of office space located above a 10-story parking deck.  The contract price for Resurgens Plaza is $110.5 million, excluding closing costs.  We made an earnest money deposit of $2 million on October 2, 2006.  An additional earnest money deposit of $3 million is expected to be paid on or about October 18, 2006.

The consummation of the purchase of each of these properties is subject to substantial conditions.  Our decision to consummate the acquisition of any of these properties generally depends upon:

•                  the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•     no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;

•     our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisition; and

•     our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties.  At the time of this filing, we cannot give any assurances that the closing of any of these acquisitions is probable.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rates at each property are comparable to market rates.  We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed.  Each of these properties is subject to competition from similar office buildings within its market areas, and each property’s economic performance could be affected by changes in local economic conditions. Neither we nor our operating partnership considered any other factors materially relevant to the decision to acquire these properties.

Bank of America Plaza, Three Parkway and Resurgens Plaza are unrelated properties.  The closing of each of these acquisitions is not conditioned on any other acquisition closing.

Description of Shares

The second paragraph appearing in the prospectus under the heading “Description of Shares,” which begins on page 177 of the prospectus, and all similar discussions appearing throughout the prospectus, are supplemented by the following:

Under our charter, we have authority to issue a total of 400,000,000 shares of capital stock.  Of the total shares authorized, 382,499,000 shares are designated as common stock with a par value of $0.0001 per share, 1,000 shares are designated as convertible stock with a par value of $0.0001 per share, and 17,500,000 shares are designated as preferred stock with a par value of $0.0001 per share.

Distributions

The third paragraph appearing in the prospectus under the heading “Description of Shares — Distributions,” which begins on page 181 of the prospectus, and all similar discussions appearing throughout the prospectus, are superceded by the following:

On September 27, 2006, our board of directors authorized distributions payable to stockholders of record each day during the months of October, November and December 2006.  The authorized distributions equal a daily amount of $.0019178 per share of common stock, which is equivalent to an annual distribution rate of 7% assuming the share was purchased for $10.00.  Distributions payable to each stockholder of record during a month currently are paid in cash on or before the 16th day of the following month.  There is no assurance that we will be able to maintain distributions at the rate set by our board of directors for the fourth quarter of 2006.